UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )

CERo Therapeutics Holdings, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

71902K 105

(CUSIP Number)

Brian G. Atwood

4165 Canyon Road

Lafayette, CA 94549

(925) 310-4926

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 25, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	Name of Reporting Persons: Atwood-Edminster Trust dtd 4-2-2000
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): PF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 19,607,313
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 19,607,313

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 19,607,313
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 13.3% (1)
(14)	Type of Reporting Person (See Instructions): OO

(1)	Percentage ownership is calculated based on 147,526,397 shares of Common Stock outstanding as of October 1, 2024, as reported by the Issuer in its definitive proxy statement on Schedule 14A, filed with the Securities and Exchange Commission (the “SEC”) on October 18, 2024.

(1)	Name of Reporting Persons: Brian G. Atwood
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): PF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 125,000
	(8)	Shared Voting Power 19,607,313
	(9)	Sole Dispositive Power 125,000
	(10)	Shared Dispositive Power 19,607,313

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 19,732,313 (1)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 13.4% (2)
(14)	Type of Reporting Person (See Instructions): IN

(1)	Consists of (i) 19,607,313 shares of Common Stock owned directly by the Atwood-Edminster Trust dtd 4-2-2000, of which Mr. Atwood is a trustee and (ii) 125,000 shares of Common Stock owned directly by Mr. Atwood.
(2)	Percentage ownership is calculated based on 147,526,397 shares of Common Stock outstanding as of October 1, 2024, as reported by the Issuer in its definitive proxy statement on Schedule 14A, filed with the “SEC on October 18, 2024.

(1)	Name of Reporting Persons: Lynne H. Edminster
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): PF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 19,607,313
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 19,607,313

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 19,607,313 (1)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 13.3% (1)
(14)	Type of Reporting Person (See Instructions): IN

(1)	Consists of 19,607,313 shares of Common Stock owned directly by the Atwood-Edminster Trust dtd 4-2-2000, of which Ms. Edminster is a trustee.
(2)	Percentage ownership is calculated based on 147,526,397 shares of Common Stock outstanding as of October 1, 2024, as reported by the Issuer in its definitive proxy on Schedule 14A, filed with the SEC on October 18, 2024.

Item 1. Security and Issuer.

This joint statement on Schedule 13D (this “Statement”) is filed with respect to the Common Stock, par value $0.0001 per share (“Common Stock”), of CERo Therapeutics Holdings, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 201 Haskins Way, Suite 230, South San Francisco, CA 94080.

Item 2. Identity and Background.

(a) This Statement is being filed by Brian G. Atwood, Lynne H. Edminster and the Atwood-Edminster Trust dtd 4-2-2000 (the “Trust” and, together with Mr. Atwood and Ms. Edminster, the “Reporting Persons”). Mr. Atwood and Ms. Edminster are the trustees of the Trust. The agreement among the Reporting Persons to file jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act is attached hereto as Exhibit 1. Each Reporting Person disclaims beneficial ownership of all securities reported in this Statement except to the extent of such Reporting Person’s pecuniary interest therein, other than those securities reported herein as being held directly by such Reporting Person.

(b) The business address of each Reporting Person is 4165 Canyon Road, Lafayette, CA 94549.

(c) The Trust is an estate planning vehicle that makes and holds investments. Mr. Atwood and Ms. Edminster are each principally engaged as a private investor.

(d) During the past five years, neither Mr. Atwood nor Ms. Edminster has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Neither Mr. Atwood nor Ms. Edminster are, nor during the last five years have been, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Trust is formed under the laws of California. Mr. Atwood and Ms. Edminster are citizens of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

In February 2024, in connection with the Issuer’s business combination, the Trust received 248,735 shares of Common Stock issued as a portion of the merger consideration, and Mr. Atwood received 125,000 shares of Common Stock distributed in-kind by Phoenix Biotech Sponsor, LLC to its members, pro rata and without consideration.

In February 2024, the Trust purchased 1,002 shares of the Issuer’s Series A preferred stock, par value $0.0001 per share (the “Series A Preferred Stock”), pursuant to the Amended and Restated Securities Purchase Agreement, dated February 14, 2024, by and between the Issuer and the investors named therein (the “Securities Purchase Agreement”) for a purchase price of $1,000 per share and an aggregate purchase price of $1,002,000.

On September 25, 2024, the Trust elected to convert all 1,002 shares of its Series A Preferred Stock into 19,358,578 shares of the Issuer’s Common Stock. As a result of various adjustments in the terms of the Series A Preferred Stock, each $1,000 of Series A Preferred Stock was converted into 19,320 shares of common stock.

All shares of the capital stock of the Issuer purchased by the Trust have been purchased using investment funds provided to the Trust by their trustees. Unless noted above, no part of the purchase price was borrowed by any Reporting Person for the purpose of acquiring any securities discussed in this Item 3.

The terms and provisions of the Securities Purchase Agreement are described more fully in the Issuer’s Registration Statement on Form S-1 (File No. 333-279156) declared effective by the Commission on July 5, 2024 (the “Registration Statement”), and the above summary is qualified by reference to such description and the full text of the Securities Purchase Agreement, which is filed as Exhibit 2 to this Statement and are incorporated herein by reference.

Item 4. Purpose of Transaction.

The information set forth in Item 3 of this Statement is incorporated herein by reference. The Reporting Persons hold the securities of the Issuer for general investment purposes. The Reporting Persons may, from time to time, depending on prevailing market, economic and other conditions, acquire additional shares of Common Stock or other securities of the Issuer, dispose of any such securities, or engage in discussions with the Issuer concerning such acquisitions or dispositions or further investments in the Issuer. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and, depending upon the price and availability of shares of Common Stock or other securities of the Issuer, subsequent developments affecting the Issuer, the Issuer’s business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase or to decrease the size of their investment in the Issuer in the open market, in privately negotiated transactions, pursuant to 10b5-1 trading plans or otherwise.

Mr. Atwood is a member of the board of directors of the Issuer, the former Chairman and Chief Executive Officer of the Issuer, and a consultant to the Issuer. On October 1, 2024, Mr. Atwood was granted 508,000 options to purchase shares of Common Stock, which will vest (i) 50% upon the Food and Drug Administration’s acceptance of the Issuer’s investigational new drug application and (ii) 50% upon the completion of a financing transaction generating at least $1.5 million of gross proceeds, in each case subject to Mr. Atwood’s continued service with the Issuer. In addition, Mr. Atwood, in his capacity as a director, may be entitled to receive cash compensation and equity compensation, including stock option or other equity awards, pursuant to the Issuer’s non-employee director compensation policy.

Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) and (b) See Items 7-11 of the cover pages of this Statement and Item 2 above.

(c) Except as reported in this Statement, none of the Reporting Persons has effected any transactions in the Issuer’s securities within the past 60 days.

(d) No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock covered by this Statement.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in Items 3 and 4 of this Statement is incorporated herein by reference.

On September 30, 2024, Mr. Atwood and the Issuer entered into a consulting agreement (the “Atwood Consulting Agreement”), effective October 1, 2024, pursuant to which Mr. Atwood will provide consulting services for a period of 12 months. Pursuant to the Atwood Consulting Agreement, Mr. Atwood will receive a consulting fee of $25,000 per quarter.

In connection with the business combination, Mr. Atwood and certain other investors of the Issuer entered into the investor rights and lock-up agreement, dated February 14, 2024, with the Issuer (the “Investor Rights Agreement”). In connection with its purchase of shares of the Issuer’s Series A Preferred Stock, the Trust and certain other investors of the Issuer entered into a registration rights agreement, dated February 14, 2024, with the Issuer (the “Registration Rights Agreement” and, together with the Investor Rights Agreement, the “Rights Agreements”). The stockholders party to the Rights Agreements are entitled to certain registration rights, including the right to demand that that the Issuer file a registration statement or request that their shares be covered by a registration statement that the Issuer is otherwise filing. The terms and provisions of the Rights Agreements are described more fully in the Registration Statement, and the above summary is qualified by reference to such description and the full text of the Rights Agreements, which are filed as Exhibits 3 and 4 to this Statement and are incorporated herein by reference.

The Issuer has entered into an indemnification agreement with each of its directors and executive officers, including Mr. Atwood. The indemnification agreement requires the Issuer, among other things, to indemnify Mr. Atwood for some expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by him in any action or proceeding arising out of his service as a director. The terms and provisions of the indemnification agreement are described more fully in the Registration Statement, and the above summary is qualified by reference to such description and the full text of the indemnification agreement, a form of which is filed as Exhibit 5 to this Statement and is incorporated herein by reference.

Mr. Atwood, in his capacity as a director, may be entitled to receive cash compensation and equity compensation, including stock option or other equity awards, pursuant to the Issuer’s 2024 Equity Incentive Plan (the “2024 Plan”). The terms and provisions of the 2024 Plan are described in the Registration Statement and the full text of the Equity Plan which is filed as Exhibit 6 to this Statement and is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Exhibit 1:	Joint Filing Agreement, dated October 30, 2024, by and among the Reporting Persons (filed herewith).

Exhibit 2:	Amended and Restated Securities Purchase Agreement, dated as of February 14, 2024, by and between Phoenix Biotech Acquisition Corp., CERo Therapeutics, Inc. and the investors named therein (incorporated by reference to Exhibit 10.6 to the Current Report on Form 8-K/A filed by CERo Therapeutics Holdings, Inc. with the Securities and Exchange Commission on February 27, 2024).

Exhibit 3:	Investor Rights and Lock-Up Agreement, dated May 3, 2024, by and among the Issuer and certain of its stockholders (filed as Exhibit 10.5 to the Current Report on Form 8-K/A filed by CERo Therapeutics Holdings, Inc. with the Securities and Exchange Commission on February 27, 2024).

Exhibit 4:	Registration Rights Agreement, dated as of February 14, 2024, by and between Phoenix Biotech Acquisition Corp., CERo Therapeutics, Inc. and the investors named therein (incorporated by reference to Exhibit 10.7 to the Current Report on Form 8-K/A filed by CERo Therapeutics Holdings, Inc. with the Securities and Exchange Commission on February 27, 2024).

Exhibit 5:	Form of Indemnification Agreement, by and between Phoenix Biotech Acquisition Corp. and each of its directors and executive officers (incorporated by reference to Exhibit 10.4 to the Registration Statement on Form S-4/A filed by Phoenix Biotech Acquisition Corp. with the Securities and Exchange Commission on December 18, 2023).

Exhibit 6:	CERo Therapeutics Holdings, Inc. 2024 Equity Incentive Plan (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K/A filed by CERo Therapeutics Holdings, Inc. with the Securities and Exchange Commission on February 27, 2024).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 30, 2024

ATWOOD-EDMINSTER TRUST DTD 4-2-2000

By:	/s/ Brian G. Atwood
Trustee

/s/ Brian G. Atwood
Brian G. Atwood

/s/ Brian G. Atwood, as attorney-in-fact for Lynne H. Edminster
Lynne H. Edminster